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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (Amendment No. 9)

                    THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          May 26, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                 815,599 SHARES
BENEFICIALLY              -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0    SHARES    (See Item 5)
PERSON WITH               -------
                    9. SOLE DISPOSITIVE POWER
                          815,599 SHARES
                          -------
                    10.SHARED DISPOSITIVE POWER
                             0    SHARES    (See Item 5)
                          -------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON   815,599 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.6%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

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Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.   Purpose of Transaction.
          -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      On  May  5, 2000, Geneve converted 10 shares of  Series  F
Preferred  Stock, 1,205 shares of Series G Preferred  Stock  and
1,205 shares of Series H Preferred Stock into an aggregate of 4,033 shares of Common Stock.

      Geneve reserves the right to change its mind with respect to any or all matters referred to in Item 4 of the Statement."

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "Geneve is the beneficial owner of and has the power to vote and dispose of 815,599 shares of Common Stock which constitute 44.6% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

      On  January  2,  1998, Geneve acquired  from  the  Company
489,131  shares of Series E Preferred Stock at $4.60 per  share.
On  that  same  date,  Geneve acquired from the  Company  30,000 shares of Common Stock at $4.50 per share.

      On August 6, 1999, Geneve acquired 23,608 shares of Series
F  Preferred Stock at $10.00 per share in a private transaction.
Each  share  of  Series F Preferred Stock  is  convertible  into
1.6666667 shares of Common Stock.

      On January 3, 2000, Geneve acquired 4,053 shares of Series G Preferred Stock and 29,148 shares of Series H Preferred Stock at $10.00 per share in private transactions. Each share of Series G Preferred Stock and Series H Preferred Stock is convertible into 1.6666667 shares of Common Stock.

     On February 9, 2000, Geneve converted (i) $330,000 stated value of Series E Preferred Stock into a promissory note of the Company payable to the order of Geneve in the principal amount of $330,000, and (ii) $1,920,000 stated value of Series E Preferred Stock into 489,131 shares of Common Stock. In addition, Geneve converted (a) 23,608 shares of Series F Preferred Stock into 39,347 shares of Common Stock, (b) 4,053 shares of Series G Preferred Stock into 6,755 shares of Common Stock and (c) 29,148 shares of Series H Preferred Stock into 48,580 shares of Common Stock.

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     On April 6, 2000, Geneve acquired 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 4,033 shares of Common Stock.

     On April 18, 2000, Geneve acquired 4,616 shares of Series H
Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 7,693 shares of Common Stock.

      On May 5, 2000, Geneve acquired 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 4,033 shares of Common Stock.

      On  May  17,  2000, Geneve acquired an option to  purchase
19,318  shares of Common Stock, at $5.25 per share, in a private
transaction.  The  consideration  for  the  option,   which   is
exercisable through June 29, 2000, was $.75 per share.

      On  May  19, 2000, Geneve acquired 3,209 shares of  Common
Stock at $5.00 per share in a private transaction.

      The following shares of Common stock were acquired during the past sixty days in open-market transactions at the prices and on the dates specified:

    Date          Security      Price Per Share    No. of Shares
    ----          --------      ---------------    -------------

May 3, 2000     Common Stock         $4.57             2,500
May 15, 2000    Common Stock         $4.57             3,200
May 18, 2000    Common Stock         $5.05            13,000
May 22, 2000    Common Stock         $5.07             2,000
May 23, 2000    Common Stock         $5.07             2,000
May 25, 2000    Common Stock         $5.07             4,800
May 26, 2000    Common Stock         $5.27             8,000

     To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or
Series H Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock during the past sixty days."

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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION




                              By: /s/Steven B. Lapin
                                  ------------------
                                     Steven B. Lapin




May 30, 2000